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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 8 2007

SEC FILE NUMBER
8- 38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. JEFFERSON STREET, SUITE 102
(No. and Street)

BLOOMINGTON (City) ILLINOIS (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER A. PRATT (309) 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. PHILLIPS, CPA
(Name – *if individual, state last, first, middle name*)

1600 HUNT DRIVE, SUITE B (Address) NORMAL (City) ILLINOIS (State) 61761 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER A. PRATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 03/22/2008

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2006 and have issued our report thereon dated February 20, 2007.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2006, we considered its internal control for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any system of internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of polices and procedure may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation; that we consider to be material weakness as defined above.

Phillips + Associates, CPAs, P.C.
February 20, 2007

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2006



Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2006 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Phillips & Associates, CPAs, P.C.
February 20, 2007

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Financial Position
December 31, 2006

ASSETS	Allowable	Non-Allowable	Total
Current Assets:			
Cash-note 3	$ 186,975	$ -	$ 186,975
Commission and related receivable-note 4	961,031	128,911	1,089,942
Due from parent company	-	12,406	12,406
Other assets and receivables	-	-	-
Total Current Assets	1,148,006	141,317	1,289,323
Other Assets:			
Equipment net of accumulated depreciation	-	69	69
Security deposit with clearing house	62,945	-	62,945
TOTAL ASSETS	$ 1,210,951	$ 141,386	$ 1,352,337

LIABILITIES AND STOCKHOLDERS EQUITY	
Current Liabilities:	
Accounts payable	$ 4,500
Management fees payable -note 5	847,634
Total Liabilities	852,134
Stockholders Equity:	
Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding	229,435
Retained earnings (deficit)	281,361
Total Stockholders Equity	510,796
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,362,930

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2006

	2006
Revenue:	
Securities commissions	
- Listed stock	$ 1,180,091
- OTC stock	4,234,681
- Mutual funds	1,202,120
- Options	671,966
- Bonds	1,246,134
Total Securities Commissions	8,534,992
Variable Annuity Commissions	897,473
Private Placements Fees	-
Limited Partnership Commissions	163,809
Due Diligence Fees	
Inventory- Trading Profits	437,078
Fixed Life Insurance Commissions	95,436
Variable Life Insurance Commissions	36,616
Registered Investment Advisory Fees	477,892
Miscellaneous Income	979,810
Total Revenues	11,623,106
Expenses:	
Management Fees to Parent Company -note 5	10,813,041
Principal Clearance	901,677
Quote Service Rental	15,143
Registration Fees	57,440
Signature Guarantee Service	-
Other General and Administrative Expenses -page 12	122,553
Less: Expense Reimbursement and Recoveries	(49,902)
Total Expenses	11,859,952
Operating Income (Loss)	(236,846)
Other Income (Expense)	
Interest Income	200,111
Interest Expense	-
Total Other Income (Expense)	200,111
Income Before Taxes	(36,735)
Income Tax Expense(Refundable) -note 6	(11,969)
Net Income (Loss) for the Year	(24,766)
Retained Earnings - Beginning of Year	306,127
Retained Earnings (Deficit) - End of Year	$ 281,361

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flow from Operating Activities	
Net Income (loss)	$ (24,766)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	43
Change in Current Assets and Liabilities	
Decrease (Increase) in	
Commissions and related receivables	(197,659)
Due from Parent Company - note 5	56,094
Other assets and receivables	31,040
Increase (Decrease) in	
Accounting Fees Payable	(3,265)
Management Fees Payable -note 5	(111,848)
Income Taxes Due Parent -note 6	-
Net Cash Provided by (Used for) Operating Activities	(250,361)
Cash Flow from Financing Activities	
Increase in Security Deposits	(751)
Net Cash Provided by (Used for) Financing Activities	(751)
Net Increase (decrease) in Cash	(251,112)
Cash at Beginning of Year	438,087
Cash at End of Year -note 3	$ 186,975

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the year ended December 31, 2006, the company recognized income tax benefits equal to savings provided to its parent corporation as a result of filing its return on a consolidated basis.

Advertising

Advertising costs are charged to operations when incurred and amounted to $30,546.

NOTE 2 – CORPORATE HISTORY

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

NOTE 3 – CASH

The following is a summary of cash as of December 31, 2006.

	2006		
	Allowable	Non-Allowable	Total
Checking	$ 186,975	$ -	$ 186,975
Money Market	-	-	-
Risk Trading Account	-	-	-
Total	$ 186,975	$ -	$ 186,975

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 4- COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2006:

	Allowable	Non-Allowable	Total
Securities Commissions:			
Mutual Fund Commissions	$ 1,244	$ 5,891	$ 7,135
Clearing Houses	693,396	-	693,396
	694,640	5,891	700,531
Variable Annuity Commissions	81,104	4,702	85,806
Limited Partnerships	-	-	-
Other Receivables	202,936	111,262	314,198
Total	$ 978,680	$121,855	$1,100,535

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM/TO PARENT COMPANY

The following is a summary of the amounts to be collected from (paid to) First Midwest Securities, Inc.'s parent company (The Investment Company, Inc):

	2006
Income tax benefit as a result of Filing a consolidated income tax return	$ 12,406
Management Fees Payable to Parent	$ (847,634)

Management Fees

First Midwest Securities, Inc. pays management fees to its parent, who employs the related individual brokers. The amount due to the parent, which is determined on a monthly basis, is generally 91-93% of gross income from all sources earned by First Midwest Securities, Inc. For the year ended December 31, 2006, fees under this arrangement amounted to $10,813,041. Management fees payable to the parent company as of December 31, 2006 amounted to $847,634.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM (TO) PARENT COMPANY – continued

Rent and Other

First Midwest Securities, Inc. is provided office space, telephone, and other sundry expenses as part of the management fees paid to the parent company.

Consolidated Income Taxes

First Midwest Securities, Inc. receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. (See also notes 6 and 9).

NOTE 6- INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements are calculated as if First Midwest Securities, Inc. filed a separate federal income tax return.

The current and deferred components of income tax expenses:

	2006		
	Federal	State	Total
Current Income Tax Expense(Income)	$ (12,406)	$ 437	$ (11,969)
Deferred Income Tax	-	-	-
Total Income Tax Expenses	$ (12,406)	$ 437	$ (11,969)

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 7- NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

NOTE 8- STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

NOTE 9- ADDITIONAL CASH FLOW DISCLOSURES

There was no interest paid for the current year. State income taxes paid totaled $437.

NOTE 10- CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, the company exceeded the insured limit by $86,894.

NOTE 11- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2006.

NOTE 12 – COMMITMENTS

On March 17, 2006, the Company's parent corporation obtained a one-year $300,000 open-end line-of-credit, where it may borrow up to the maximum sum of the loan more than one time. First Midwest Securities, Inc.'s stock is pledged as part of the security provided by the parent company.



Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

Our audit was conducted for the purpose of forming an opinion on the financial statements that comprise First Midwest Securities, Inc. basic financial statements. The accompanying supplemental information, except for page 15 which is unaudited and for which we express no opinion, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Associates, CPAs, P.C.

February 20, 2007

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Year Ended December 31, 2006

Other General and Administrative Expenses		
Accounting	$	6,000
Advertising		30,546
Dues and subscriptions		13,478
Website and educational expenses		20,220
Insurance		10,934
Licenses and permits		23,825
Legal Fees		9,290
Miscellaneous		328
Office Supplies		477
Postage		7,365
Repairs, maintenance and property taxes		-
Telephone		90
Travel		-
Total Expenses	$	122,553

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

Balance at beginning of year	$	535,562
Add: Net income (loss)		(24,766)
Balance at end of year	$	510,796

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at beginning of year	$	-
Increases		-
Decreases		-
Balance at end of year	$	-

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2006

Total stockholder's equity per financial statement	$ 510,796
Deduct –	
Haircuts on securities	(2,693)
Total nonallowable assets per statement of financial position	(141,386)
Net Capital	$ 366,717

Computation of Excess Net Capital Requirement
December 31, 2006

Net Capital	$ 366,717
Deduct: Minimum dollar net capital requirement -note 7	(100,000)
Excess Net Capital	$ 266,717

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
December 31, 2006

Unaudited net capital per focus report		366,718
Adjustments to asset accounts -increase (decrease)		(1)
Adjustments to liability accounts -decrease (increase)		
Corporate taxes payable		-
Audited net capital	$	366,717

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

Unaudited Excess Net Capital	$	266,718
Adjustments to asset accounts- increase (decrease)		(1)
Adjustments to liability accounts-decrease (increase)		
Corporate taxes payable		-
Audited Excess Net Capital	$	266,717

END